Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS, THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD (AS DEFINED BELOW), THE BOND ISSUE MANDATE (AS DEFINED BELOW) AND THE SHARE ISSUE MANDATE (AS DEFINED BELOW), SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m. is set out on pages 12 to 16 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 12 June 2019). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

26 April 2019

- i -

    DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 12 to 16 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which holds 81.03% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

    DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

    LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Wang Yilin (Chairman)	World Tower
Liu Yuezhen	16 Andelu
Liu Hongbin	Dongcheng District
Duan Liangwei	Beijing 100011
Hou Qijun	PRC
Lin Boqiang*
Zhang Biyi*	Office Address:
Elsie Leung Oi-sie*	9 Dongzhimen North Street
Tokuchi Tatsuhito*	Dongcheng District
Simon Henry*	Beijing 100007
PRC

*	Independent non-executive Directors

26 April 2019

To the Shareholders

Dear Sirs,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed election and appointment of Directors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board (as defined below), the Bond Issue Mandate (as defined below) and the Share Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

    LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The Board proposes to appoint Mr. Zhang Wei (“Mr. Zhang”) and Mr. Jiao Fangzheng (“Mr. Jiao”) to be Directors. The biographical details of Mr. Zhang and Mr. Jiao are set out below:

Zhang Wei, aged 50, is currently a director, president and deputy secretary of the party committee of CNPC. Mr. Zhang is a senior economist, holds a master degree, and has nearly 25 years of working experience in energy and chemical industry. Mr. Zhang worked as vice president of Sinofert Co., Ltd. from January 2002, vice president of Sinochem International Industries Co., Ltd. from June 2005, president of Total-Sinochem Oil Co., Ltd. from December 2005, executive vice president of China National Seed Group Co., Ltd. from August 2007, president of China National Seeds Group Co., Ltd. from December 2007, secretary of the party committee and president of China National Seeds Group Co., Ltd. from May 2008, assistant president of Sinochem Group Co., Ltd. and Sinochem Corporation from September 2009, a member of the party committee and vice president of Sinochem Group Co., Ltd. from December 2011, concurrently as vice president of Sinochem Corporation from April 2012, concurrently as president and director of Sinochem Corporation from January 2015, a director, president and deputy secretary of the party committee of Sinochem Group Co., Ltd. from November 2016, chairman of the board and non-executive director of Sinofert Holdings Limited (a company listed on the Stock Exchange with stock code: 297) from December 2016, and the chairman of the board of Sinochem International Corporation (a company listed on the Shanghai Stock Exchange with stock code: 600500) from June 2018. Mr. Zhang worked as director, president and deputy secretary of the party committee of CNPC from December 2018.

Jiao Fangzheng, aged 56, is currently a member of the party committee and vice president of CNPC. Mr. Jiao is a senior engineer, holds a doctor degree, and has nearly 35 years of working experience in China’s petroleum and petrochemical industry. Mr. Jiao served as the chief geologist in Zhongyuan Petroleum Exploration Administration of China Petrochemical Corporation (“Sinopec Group”) from January 1999, vice president and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of China Petroleum & Chemical Corporation (“Sinopec Corp.”), from February 2000, vice president and member of the party committee of Sinopec Petroleum Exploration & Development Research Institute from July 2000, deputy director-general of exploration & production department from March 2001, president and deputy secretary of the party committee of Northwest Petroleum Administration of Sinopec Group and President of Sinopec Northwest Oilfield Company from June 2004, vice president of Sinopec Corp. (a company listed on the Stock Exchange with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP) from October 2006, concurrently as director-general of Sinopec Petroleum exploration & production department from July 2010, a member of the party committee and vice president of Sinopec Group from July 2014, chairman of the board of Sinopec Oilfield Service Corporation (a company listed on the Stock Exchange with stock code: 1033, listed on the Shanghai Stock Exchange with stock code: 600871) from September 2014, and the director of the board and senior vice president of Sinopec Corp. from May 2015. Mr. Jiao worked as a member of the party committee and vice president of CNPC from June 2018.

Save as disclosed above, as at the date of this circular, Mr. Zhang and Mr. Jiao (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

    LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information on Mr. Zhang and Mr. Jiao that needs to be disclosed pursuant to rule 13.51(2) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Zhang and Mr. Jiao’s appointments as Directors shall commence upon the approval by the Shareholders and shall expire on the date of the 2021 annual general meeting of the Company to be held in 2022. The Directors’ emoluments of Mr. Zhang and Mr. Jiao will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to their duties, responsibilities and performance and the results of the Group.

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD

In order to improve the efficiency in guarantee and credit businesses while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries and affiliated companies of the Company (the “Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries and affiliated companies in 2019, with an aggregate amount of approximately RMB279.2 billion, including (i) RMB86.2 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance, and letter of credit, (ii) RMB113.8 billion of parent company guarantees for project performance, and (iii) RMB79.2 billion of parent company guarantees for debt financing. The table below sets out the details:

Unit: RMB10,000

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
Credit guarantee	1	The Company	PetroChina International Co., LTD and its wholly-owned subsidiaries	8,003,270
	2	The Company	Arrow Energy Pty Ltd	46,156
	3	The Company	Petrochina Canada Ltd.	52,550
	4	The Company	RICHFIT INTERNATIONAL FZ-LLC	2,250
	5	The Company	SAPET DEVELOPMENT PERU INC.SUCURSAL DEL PERU	2,948
	6	The Company	PetroChina International Limited	2,250
	7	Kunlun Energy Company Limited	Subordinate units of Kunlun Energy Company Limited	200,000
	8	The Company	Daqing Oilfield Co., Ltd	70,000
	9	The Company	Daqing Oilfield Engineering Co., Ltd.	5,000
	10	The Company	PetroChina Daqing Tamtsag Co., Ltd.	5,000
	11	The Company	PetroDaqing (Hong Kong) Company Limited	10,000
	12	The Company	Weite Petroleum Co., Ltd.	10,000

    LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
	13	The Company	PetroChina Fuel Oil Company Limited	60,000
	14	The Company	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	15	The Company	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	10,000
	16	The Company	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	5,000
	17	The Company	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	12,000
	18	The Company	PetroChina (Shanghai) Fuel Oil Company Limited	42,000
	19	The Company	Panjin PetroChina Liaohe Bitumen Co., Ltd.	2,000
	20	The Company	PetroChina Yunnan Petrochemical Company Limited	68,000
	21	The Company	Liaoning Hengxinyuan Engineering Project Management Co., Ltd.	1,000

		Subtotal		8,624,424

Performance guarantee	1	PetroChina International Co., LTD	PetroChina International Co., LTD and its wholly-owned subsidiaries	1,475,700
	2	PetroChina International Co., LTD	PetroIneos Trading Limited	1,250,800
	3	PetroChina International (Hong Kong) Co., LTD	Singapore Petroleum (Hong Kong) Limited	140,000
	4	PetroChina International Co., LTD	Yangshan Shengang International Petroleum Storage and Transportation Co., Ltd.	6,300
	5	The Company	Petrochina Investment (Hong Kong) Limited	7,000,000
	6	CNODC International Holding Limited	PetroChina International (Australia) Limited	739,100
	7	The Company	PetroChina Kitimat LNG Partnership	668,250
	8	CNODC International Holding Limited	PetroChina International Limited	11,250
	9	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	15,000
	10	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	11	PetroChina Fuel Oil Company Limited	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	15,000
	12	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	24,000

LETTER FROM THE BOARD

				Guarantee
Type	No.	The Guarantor	The Guaranteed	Amount
	13	China Natural Gas Corporation Limited	China Natural Gas (Guang’an) Co., Ltd.	8,770
	14	China Natural Gas Corporation Limited	China Natural Gas (Ansai) Co., Ltd.	8,190
	15	China Natural Gas Corporation Limited	China Natural Gas (Ansai) Co., Ltd.	3,465

		Subtotal		11,380,825

Financing guarantee	1	The Company	PetroChina Investment Overseas Limited	2,100,000
	2	The Company	Petrochina Canada Ltd.	1,251,000
	3	PetroChina International Pipeline Co., Ltd.	Trans-Asia Gas Pipeline (Hong Kong) Company Limited	750,000
	4	CNODC International Holding Limited	PetroKazakhstan Kumkol Resources AO	150,000
	5	PetroChina Kunlun Gas Limited	PetroChina (Manzhouli) Kunlun Gas Limited	5,000
	6	PetroChina Kunlun Gas Limited	PetroChina (Jieyang) Kunlun Gas Limited	76,500
	7	Kunlun Energy Company Limited	Bestory Company Inc.	1,183,500
	8	Kunlun Energy Company Limited	China Natural Gas Co., Ltd.	316,500
	9	The Company	Joint venture of right of management of four expressway service area including Luoge service area of Guangming Expressway	75,000
	10	The Company	PetroChina (Hubei) Fengtai Energy Co., Ltd.	5,000
	11	The Company	PetroChina (Yichang) Kunlun Natural Gas Limited	918
	12	The Company	PetroChina (Hubei) Tianhai Energy Sales Co., Ltd.	1,020
	13	The Company	PetroChina (Xiaogan) Kunlun Gas Limited	1,400
	14	The Company	PetroChina Investment (Hong Kong) Limited	2,000,000

		Subtotal		7,915,838

		Total		27,921,087

    LETTER FROM THE BOARD

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed, or provides guarantee to any possible entities to be guaranteed outside the guarantee plan.

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2019 will amount to RMB279.2 billion, all of which will be provided to the subsidiaries and affiliated companies of the Company. This amount of the aggregate external guarantees accounts for 23% of audited net assets of the Company as at 31 December 2018.

According to the Shanghai Listing Rules, for a listed company which intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

As at the date of this circular, certain guaranteed in the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, including PetroChina International Limited, PetroChina (Wenzhou) Bituminous Fuel Co., Ltd., Trans-Asia Gas Pipeline (Hong Kong) Company Limited, PetroKazakhstan Kumkol Resources AO and PetroChina (Jieyang) Kunlun Gas Limited, are non wholly-owned subsidiaries of the Company. CNPC, the Company’s controlling Shareholder, directly or indirectly holds 10% or more of the equity interests in the above subsidiaries of the Company. As a result, the above subsidiaries of the Company constitute connected subsidiaries of the Company under Chapter 14A of the Hong Kong Listing Rules. As at the date of this circular, RICHFIT INTERNATIONAL FZ-LLC, one of the guaranteed in the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, is a non wholly-owned subsidiary of CNPC, the Company’s controlling Shareholder. As a result, RICHFIT INTERNATIONAL FZ-LLC constitutes a connected person of the Company. Therefore, the provision of guarantee from the Group to such connected subsidiaries and the subsidiary of CNPC constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules (the “Connected Guarantee Transactions”). Reference is made to the circular of the Company dated 8 September 2017 in relation to the comprehensive products and services agreement entered into between CNPC and the Company. The transactions under the comprehensive products and services agreement and the annual cap therefore have be approved by the Shareholders on 26 October 2017 at the general meeting of the Company. The Connected Guarantee Transactions will be conducted within the scope of the above agreement. As such, the Connected Guarantee Transactions are not subject to separate announcement and shareholders approval requirements under the Hong Kong Listing Rules. In addition, the guarantee under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board will not constitute a notifiable transaction under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules.

This resolution was approved by the Board on 21 March 2019. In accordance to the Shanghai Listing Rules and the Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries and affiliated companies of the Company with an aggregate amount of RMB279.2 billion, and authorize the Board to consider and approve the matters relating to Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board.

    LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorize the Board at the AGM, to determine and deal with the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, enterprise bonds, asset securitization products and asset-backed securities, with outstanding balance of not more than RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board is authorized to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board based on the market conditions and terms of the issue. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company, repay debts of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2019 annual general meeting of the Company to be held in 2020. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

GENERAL MANDATE TO ISSUE SHARES

At the 2017 annual general meeting of the Company held on 5 June 2018, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate and in accordance with the status quo of the market, to issue and deal with domestic shares (A Shares) and/ or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of the relevant resolution being passed at the AGM, to make any proposals, enter into any agreements or grant any share options or conversion rights with this regard and to determine the terms and conditions of the issue (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

    LETTER FROM THE BOARD

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares (H Shares) under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares (A Shares) under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares (A Shares) if such approval is required pursuant to the relevant PRC laws and regulations.

ANNUAL GENERAL MEETING

The AGM will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m. to approve, among other things, the proposed election and appointment of Directors and the proposed Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board by way of ordinary resolution, and the proposed Bond Issue Mandate and the proposed Share Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 12 to 16 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Saturday, 11 May 2019 are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 11 May 2019 to 13 June 2019 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

    LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Directors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, the Bond Issue Mandate and the Share Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wang Yilin
Chairman

    NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2018 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2018;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2018;

3.	To consider and approve the financial report of the Company for the year 2018;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2018 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2019;

6.

To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2019 and to authorise the Board to determine their remuneration;

7.	To consider and approve the election and appointment of Mr. Zhang Wei and Mr. Jiao Fangzheng as directors of the Company;

8.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

    NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)

The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)

The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)

The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)

The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the Articles of Association.

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

    NOTICE OF ANNUAL GENERAL MEETING

(g)

In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (a) to (g) of this resolution at the annual general meeting.

(i)

For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2019 annual general meeting of the Company.”

10.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)

Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the articles of association of the Company, the Board be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company in accordance with the status quo of the market during the relevant period, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company, and use of proceeds; to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)

The number of the domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at this annual general meeting.

(c)

The Board may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

    NOTICE OF ANNUAL GENERAL MEETING

(d)

For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2018 annual general meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period following the passing of this resolution at the 2018 annual general meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(e)

The Board be and is hereby authorised to increase the registered share capital and make such amendments to the articles of association of the Company in due course as it thinks fit so as to reflect the new capital structure and the new registered share capital of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual status of the capital structure of the Company after completion of such issuance.

(f)

The Board be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares under the general mandate so long as the same does not contravene laws, regulations, regulatory rules of the places where the Company is listed, or the articles of association of the Company.

(g)

The Board will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant PRC government authorities are obtained.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

26 April 2019

    NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

Important: You should first review the annual report of the Company for the year 2018 before appointing a proxy. The annual report for the year 2018 is expected to be despatched to the shareholders of the Company (the “Shareholders”) on or before 30 April 2019 to the addresses as shown in the register of members of the Company. The annual report for the year 2018 will include the ordinary resolutions (1) to (4) above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Saturday, 11 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 10 May 2019. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Saturday, 11 May 2019 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.

Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2018, which is expected to be despatched to the Shareholders on or before 30 April 2019.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the secretariat of the Board on or before Thursday, 23 May 2019 by hand, by post or by fax.

7.

This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

9.

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin and Mr. Duan Liangwei as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.